September 8, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Clampitt, Senior Attorney
Re:	Princeton National Bancorp, Inc.
Dear Mr. Clampitt:
     This correspondence is being sent to confirm our counsel’s, Timothy E. Kraepel of Howard & Howard Attorneys PLLC, telephone conversation with Michael Seaman on September 7, 2010. Per Mr. Kraepel’s conversation, Princeton National Bancorp, Inc. will be in a position to file its response to the SEC’s comment letter within 20 business days of the SEC’s letter dated September 1, 2010. We thank you for kindly granting the extension.

Very truly yours, Princeton National Bancorp, Inc.
/s/ Todd D. Fanning
Todd D. Fanning
Executive Vice President and Chief Financial Officer